Exhibit 1
To the Holders of
Trust Investment Enhanced Return Securities
Corporate Bond-Backed Certificates, Series BLS 1997-6
      ZTF Class A
     ZTF Class B
      Amortizing Class

Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, as Trustee for the TIERS Corporate Bond-Backed Certificates, Series BLS 1997-6, hereby gives notice with respect to the Distribution occurring on June 15, 2000 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificate holders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a dollar amount per $1,000 original face amount of securities, is:

 Class                 Principal           Interest          Total Distribution
ZTF Class                $0.00             $0.00             $0.00
Amortizing Class       $81.50306           $20.62112         $102.12418

2. The amount of aggregate interest due and not paid as of the Distribution Date is $0.00.

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. $6,603,00 aggregate principal amount of BellSouth Telecommunications, Inc. Forty Year 71/2% Debentures due June 15, 20003 (the "Term Assets") held for the above trust. The Term Assets are currently rated Aaa by Moody's Investors Service, Inc. and AAA by Standard and Poor's Ratings Group.

5. The Aggregate Certificate Principal Balance of each class of Certifcates at the close of business on the Distribution Date is set forth below:

Class
ZTF Class          $6,603,000.00
Amortizing Class   $1,329,055.66



                U.S. Bank Trust National Association